October 8, 2024

VIA EDGAR CORRESPONDENCE

Michael Kosoff

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822 and 811-21114)

Dear Mr. Kosoff:

We are writing on behalf ProShares Trust (the “Trust”) to respond to the comments that you communicated to Kristen Freeman and Ed Karpowicz by telephone on August 30, 2024, in connection with an SEC Staff’s review of the Tailored Shareholder Report (“TSR”) filed on behalf of its series, ProShares K-1 Free Crude Oil Strategy ETF (the “Fund”).

Your comments as well as the Trust’s responses are set forth below.

1.Comment: The Staff notes that the Fund is required to show its performance against a broad- based securities market index. The Staff notes that the Bloomberg Commodity Index would not comply with the definition of a “broad-based securities market index”. Please indicate which index the Funds intend to use to comply with this requirement.

Response: Going forward the Trust will use the S&P 500 Index as its broad-based securities market index.

2.Comment: The Staff notes that the performance of the Bloomberg Commodity Balanced WTI Crude Oil Index reflected in the Value Based on a $10,000 Investment graph and in the Average Annual Total Return table appear to show different performance. Please revise the disclosure or supplementally explain the difference between the graph and the table.

Response: The Trust will revise the TSR in response to the Staff’s comment and re-file the Form N-CSR.

3.Comment: Please remove from the Average Annual Total Return Table the performance of the Fund on a market price basis. Form N-1A requires Fund performance to be calculated in accordance

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with Item 26(b)(1) and does not require or permit the inclusion of additional Fund performance calculations.

Response: Going forward, the Trust will omit the market price performance as requested.

4.Comment: If the Trust does not include a QR code, please revise the links to the Fund’s website to direct the investors to a website specific enough to lead investors directly to the particular information, rather than to the home page. In addition, please include a reference to the Fund’s prospectus in the statement regarding where investors may find additional information about the Fund.

Response: Going forward, the Trust will include the requested revisions.

5.Comment: As required by Rule 30e-1, please provide a link to the Fund’s website that includes a link to the Fund’s portfolio holdings, the financial statements and additional information included in Items 7 through 11 of Form N-CSR, and the Fund’s statutory prospectus.

Response: The Trust has revised the website linked in the TSR to include links to the requested items; however, the Trust notes that it has been advised by outside counsel that such links are not required by Rule 30e-1 or Form N-CSR.

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We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at

(240)497-6400. Thank you for your time and attention to this filing. Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel

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